SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

FOX & HOUND RESTAURANT GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

351321104

(CUSIP Number of Class of Securities)

James K. Zielke

Chief Financial Officer, Secretary and Treasurer

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

(316) 634-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 Attention: John D. Capers, Jr., Esq. (404) 572-4600	Foulston Siefkin LLP 1551 N. Waterfront Parkway, Suite 100 Wichita, Kansas 67206 Attention: William R. Wood II, Esq. (316) 267-6371

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Fox & Hound Restaurant Group, a Delaware corporation (the “Company”). The address of the Company’s executive offices is 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206. The Company’s telephone number at that location is (316) 634-0505.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). As of January 16, 2006, there were 10,045,141 shares of Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

This Statement is being filed by the subject company, Fox & Hound Restaurant Group. The Company’s name, address and business telephone number are set forth in Item 1.

This Statement relates to the tender offer by NPSP Acquisition Corp. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of F&H Acquisition Corp., a Delaware corporation (“F&H”), to purchase all of the outstanding shares of Company Common Stock at a price per share of $15.75 (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 6, 2006, as amended on January 13, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitutes the “Offer”). Offeror filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) on January 6, 2006, and Amendment No. 1 to Schedule TO on January 13, 2006 (together, “Schedule TO”).

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Offeror intends, as soon as practicable after the consummation of the Offer, to seek maximum representation on the board of directors of the Company (the “Company Board”) and to seek to have the Company consummate a merger or other similar business combination (the “Merger”) with Offeror (or one of its subsidiaries). F&H is owned by Newcastle Partners, L.P. (“Newcastle”) and Steel Partners II, L.P. (“Steel” and, together with Newcastle, the “Sponsors”). The Offer to Purchase states that the principal executive offices of each of Offeror, F&H and the Sponsors are located at 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

Under the Delaware General Corporate Law (“DGCL”), if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror would be able to approve the Merger without a vote of the Company Board or the other stockholders of the Company. If Offeror does not acquire at least 90% of the outstanding shares of Company Common Stock, the Merger must be approved by the affirmative vote of the stockholders of the Company holding a majority of the Company Common Stock. Pursuant to the Merger, outstanding shares of Company Common Stock not owned by the Sponsors, F&H or Offeror would be converted into the right to receive cash in an amount equal to the price per share of Company Common Stock specified in the Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) Offeror, F&H, the Sponsors or any of their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

Recommendation. At a meeting of the Company Board held on January 18, 2006, after careful consideration and based upon (i) the terms and conditions of the Offer, (ii) the terms and conditions of the competing amended and restated agreement and plan of merger, dated as of January 17, 2005 (the “Amended LLCP Merger Agreement”), by and among the Company and certain affiliates of Levine Leichtman Capital Partners III, L.P. (“LLCP”) and (iii) the advice of outside legal counsel and independent financial advisors, the Company Board unanimously recommends that the stockholders of the Company reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer (the “Board Recommendation”). See “Reasons for the Recommendation of the Company Board” below for further detail.

Intent to Tender. In light of (i) LLCP’s competing all cash tender offer of $16.00 per share and (ii) the Board Recommendation, after due and reasonable inquiry, to the best of the Company’s knowledge, the executive officers and directors of the Company currently intend not to tender shares of Company Common Stock held of record or beneficially owned by such persons to Offeror in the Offer.

Background of the Transaction. Below is a background description of the Company’s involvement with Offeror.

On October 4, 2005, the Company announced that it signed a letter of intent with LLCP (the “LLCP Letter of Intent”) for the acquisition of all outstanding shares of Company Common Stock for an all cash price of $14.00 per share, other than shares of Company Common Stock held by certain stockholders and members of management. The Company Board created a Special Committee of independent directors to consider the proposal. The Special Committee unanimously approved the LLCP Letter of Intent and recommended its approval by the Company Board. The Company Board unanimously approved the Company entering into the LLCP Letter of Intent, which contained an exclusivity agreement with LLCP that extended through January 31, 2006. Pursuant to the LLCP Letter of Intent, the Company was not permitted to solicit alternative transactions, but could respond to certain unsolicited proposals and could terminate the exclusivity agreement upon receipt of a superior proposal for an alternative transaction. Under certain circumstances, if the Company terminated the exclusivity agreement for a superior proposal or the Company entered into an agreement with respect to an alternative transaction, the Company would have been required to pay LLCP a fee of $5 million. In addition, the Company agreed to reimburse LLCP for its expenses under certain circumstances.

On November 21, 2005, Newcastle and its affiliates filed a Schedule 13G with the SEC indicating that Newcastle beneficially owned 675,400 shares of Company Common Stock as of November 18, 2005, representing 6.7% of outstanding shares of Company Common Stock.

On December 12, 2005, F&H issued a press release announcing (i) its intention to commence a cash tender offer to purchase all outstanding shares of Company Common Stock not already owned by it or its affiliates for $14.75 per share and (ii) that the Sponsors expected to commence the tender offer on or before December 23, 2005. Also on December 12, 2005, F&H and the Sponsors sent a letter to the Special Committee of the Company Board expressing F&H’s willingness to negotiate and enter into a definitive tender offer/merger agreement prior to commencement of the Offer. In the letter, F&H and the Sponsors expressed their belief that their all cash offer was superior to the $14.00 proposal made in the LLCP Letter of Intent, as it would provide stockholders with (i) immediate liquidity at a premium to market and (ii) an immediate opportunity to maximize their investment in the Company.

On December 13, 2005, F&H and its affiliates filed a Schedule 13D with the SEC indicating that Newcastle, F&H and their affiliates beneficially owned 836,049 shares of Company Common Stock as of December 12, 2005, representing 8.3% of outstanding shares of Company Common Stock.

On December 14, 2005, F&H entered into discussions with the Company regarding the terms of a tender offer/merger agreement. Between December 15, 2005, and December 19, 2005, F&H and the Company and their respective representatives engaged in negotiations regarding the terms of the tender offer/merger agreement. The Company also provided F&H with financial and legal due diligence during that period.

On December 17, 2005, representatives of the Sponsors met with certain members of management of the Company and discussed possible terms for a negotiated and definitive tender offer/merger agreement.

On December 19, 2005, F&H issued a press release announcing that, as a result of its due diligence review, it (i) had revised the purchase price per share of Company Common Stock of the tender offer it had previously announced and (ii) intended to commence to purchase all of the outstanding shares of Company Common Stock not owned by it or its affiliates for $14.50 per share, in cash. F&H also announced in the press release that it had entered into discussions with the Company regarding the terms of a tender offer/merger agreement.

On December 20, 2005, F&H announced that it had signed and delivered in escrow a definitive tender offer/merger agreement (the “Merger Agreement”) to acquire all outstanding shares of Company Common Stock not already owned by it for $14.50 per share, in cash. The Merger Agreement was held in escrow pursuant to a letter agreement (the “Escrow Letter”) with the Company, under which the Company agreed to execute and deliver the Merger Agreement before January 6, 2006, unless (i) prior to that date the Company Board determined that the proposal contemplated by the Merger Agreement did not constitute a superior offer or (ii) the Company gave notice to F&H that the Company was unable to make the representations and warranties set forth in, or perform its obligations under, the Merger Agreement.

On December 20, 2005, the Company announced that the Company Board had determined that F&H’s offer to enter into a negotiated tender offer/merger for $14.50 per share constituted a superior offer to the existing $14.00 per share LLCP offer.

On December 22, 2005, F&H issued a press release announcing that it (i) had deferred the date it intended to commence the $14.50 per share tender offer to acquire all of the outstanding shares of Company Common Stock not already owned by it and (ii) intended to commence the tender offer on or before December 30, 2005.

From December 22, 2005 to December 28, 2005, F&H continued its due diligence review and its discussions with the Company regarding the terms and timing of the Merger Agreement. On December 28, 2005, F&H issued a press release announcing that it (i) had increased the purchase price to $15.50 per share for its all cash tender offer and (ii) intended to commence the tender offer on or before January 6, 2006. Also on December 28, 2005, F&H delivered to the Company an amendment to the Merger Agreement, pursuant to which the Company agreed to execute and deliver the Merger Agreement on or before January 13, 2006, unless prior to that date (i) the Company Board determined that the proposal contemplated by the Merger Agreement did not constitute a superior offer or (ii) the Company gave notice to F&H that the Company was unable to make the representations and warranties set forth in, or perform its obligations under, the Merger Agreement.

On December 30, 2005, the Company announced that it had signed an agreement and plan of merger, dated as of December 29, 2005 (the “LLCP Merger Agreement”), with affiliates of LLCP for the acquisition of all outstanding shares of Company Common Stock for a purchase price of $15.50 per share, in cash. Under the terms of the LLCP Merger Agreement, the affiliates of LLCP agreed to commence a tender offer no later than January 6, 2006, to acquire all outstanding shares of Company Common Stock at that price. The Company agreed in the LLCP Merger Agreement not to solicit alternative transactions, although the Company was permitted to respond to certain unsolicited proposals and was able to terminate the LLCP Merger Agreement upon receipt of a superior proposal for an alternative transaction. Under certain circumstances, if the Company terminated the LLCP Merger Agreement for a superior proposal and the Company entered into an agreement with respect to an alternative transaction within 12 months following the termination of the LLCP Merger Agreement, or the Company withdrew or adversely modified its recommendation of the offer, the Company would have been required to pay a $5 million fee to LLCP. In addition, the Company agreed to reimburse LLCP for its expenses under certain circumstances, up to $1 million in the aggregate. In connection with the execution of the LLCP Merger Agreement, the Company notified the Sponsors that (i) their offer no longer constituted a superior proposal and (ii) the Company would not enter into the previously announced proposed transaction.

On January 6, 2006, F&H commenced the Offer to purchase all outstanding shares of Company Common Stock at $15.50 per share. On January 13, 2006, F&H issued a press release increasing its offer price to $15.75 per share. On January 13, 2006, F&H sent a letter to the Company, which was received on January 16, 2005, indicating that F&H was ready, willing and able to enter into a definitive tender offer/merger agreement, in the form attached to that correspondence, providing for the acquisition of outstanding shares of Company Common Stock at $15.75 per share, subject to and conditioned upon the termination of the LLCP Merger Agreement.

On January 16, 2006, the Special Committee met and recommended that the Board determine that F&H’s offer to enter into a merger agreement providing for an offer price of $15.75 per share could reasonably be expected to result in an offer superior to the $15.50 per share tender offer pursuant to the LLCP Merger Agreement. On January 16, 2006, pursuant to Section 4.8 of the LLCP Merger Agreement, the Company delivered a Notice of Receipt of Company Takeover Proposal to Levine Leichtman informing Levine Leichtman that the Company had received an offer from F&H to enter into a tender offer/merger agreement at a price of $15.75 per share and that the Board had determined that this F&H proposal could reasonably be expected to result in an offer superior to the LLCP Merger Agreement.

On January 17, 2006, at 9:30 a.m. (Eastern Standard Time), LLCP submitted a new proposal to the Company raising its offer price to $16.00 per share. LLCP also submitted a revised definitive merger agreement (the “Proposed Amended LLCP Merger Agreement”) in which (i) the cap for reimbursable expenses was raised from $1 million to $2 million and (ii) the termination fee and expense reimbursement obligations under the Proposed Amended LLCP Merger Agreement would also be triggered in the event that a person acquired beneficial ownership of or entered into an agreement or agreement in principle to acquire beneficial ownership of 50% or more of the outstanding shares of Company Common Stock. LLCP also informed the Company that it had obtained early termination of the waiting period under the HSR Act. LLCP’s offer pursuant to the Proposed Amended LLCP Merger Agreement was submitted on a confidential basis and provided the offer would expire upon the earlier to occur of (i) 2:00 p.m. (Eastern Standard Time) on January 17, 2006, or (ii) the adjournment of a meeting of the Board which had previously been scheduled for 11:00 a.m. (Eastern Standard Time) that morning. After the Special Committee reviewed and considered LLCP’s $16.00 per share offer pursuant to the Proposed Amended LLCP Merger Agreement, counsel for the Special Committee informed LLCP that the Special Committee would recommend approval by the Board of the Proposed Amended LLCP Merger Agreement, provided that the expense reimbursement cap remained at $1 million. LLCP indicated that it was unwilling to offer $16.00 per share without an increase in the expense reimbursement cap to $2 million.

At approximately 11:00 a.m. (Eastern Standard Time) on January 17, 2006, LLCP informed counsel to the Special Committee that in order to provide greater certainty of closing to the Company, it would eliminate the prior closing condition regarding receipt of third party consents and approvals and regulatory consents and approvals relating to state and local liquor license matters. LLCP further indicated that in connection with this waiver it would require that the minimum condition be amended to provide as a closing condition that a majority of shares of Company Common Stock on a fully-diluted basis be tendered and not withdrawn, and that the expense reimbursement cap be increased to $2 million as proposed by LLCP. LLCP provided the Company with a new version of the Proposed Amended LLCP Merger Agreement reflecting these changes.

On January 17, 2006, the Board unanimously authorized the execution and delivery by the Company of the Proposed Amended LLCP Merger Agreement. The Company, FAC, Offeror, and LLCP executed and delivered the Amended LLCP Merger Agreement on the afternoon of January 17, 2006. The Company issued a press release announcing the execution of the Amended LLCP Merger Agreement on the afternoon of January 17, 2006, and FAC, Offeror and LLCP issued a press release announcing the execution of the Amended LLCP Merger Agreement on the morning of January 18, 2006.

Reasons for the Recommendation of the Company Board. In reaching the recommendation described in the first paragraph of this Item 4 regarding the Offer, the Company Board considered (i) the terms and conditions of the Offer, (ii) the terms and conditions of the Amended LLCP Merger Agreement, (iii) the other legal, financial and regulatory aspects of the Offer and the Amended LLCP Merger Agreement, specifically the purchase price to be paid per share of Company Common Stock and the certainty of consummating the proposed transactions and (iv) the advice of the Company’s financial advisor, North Point Advisors, LLC.

In view of the considerations, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Company Board may have given different weights to the various factors considered. After weighing these considerations, the Company Board unanimously recommends that the stockholders of the Company reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

None.

Item 6. Interests in the Securities of the Subject Company.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

State Anti-Takeover Laws—Delaware. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock.

State Anti-Takeover Laws—Other. A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the United States Supreme Court, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the United States Supreme Court held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

If any state takeover statute is found applicable to the Offer, Offeror might be unable to accept for payment or purchase shares of Company Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Offeror may not be obligated to accept for purchase or pay for any shares of Company Common Stock tendered.

Liquor Licenses. Because the Company serves distilled spirits, wine and beer (“alcoholic beverages”) at its restaurants, it is required to obtain and maintain state and/or local licenses/permits that authorize the sale and service of alcoholic beverages at each restaurant. As the holder of licenses/permits, the Company is subject to the jurisdiction of the licensing authorities and the alcoholic beverage laws and regulations governing the conduct of the Company in selling and serving alcoholic beverages. The failure to maintain required licenses/permits at a restaurant may result in the closing of that restaurant and could delay or prevent the Company’s ability to obtain licenses/permits at new restaurants. The consent of certain liquor licensing authorities with respect to these license/permits may be required in connection with the consummation of the Offer and/or the Merger. It is a condition to Offeror’s obligation to purchase the shares of Company Common Stock that all such consents shall be obtained prior to the consummation of the Offer. There can be no assurance that such consents will be obtained. The failure to obtain such consents could delay or prevent the consummation of the Offer and/or the Merger.

Appraisal Rights. Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of shares of Company Common Stock may have dissenters’ rights. Under Section 262 of the DGCL, each Company stockholder that files a written demand pursuant to such Section prior to or at the meeting at which the vote on the Merger is taken and who does not vote in favor of the Merger has the right to appraisal of such holder’s shares. Any Company stockholder electing to exercise such right must demand in writing to be paid in cash the fair cash value of such shares as of the day before the meeting, as determined by the Delaware Court of Chancery. If the Merger occurs under the “short-form” merger provisions of Section 253 of the DGCL, which Offeror can accomplish if it acquires at least 90% of the outstanding shares of Company Common Stock, the Company’s stockholders will have appraisal rights without regard to the proportion of the voting power that approved the Merger and despite the fact that the Merger was not approved by vote of the Company’s stockholders. In the case of a Merger pursuant to Section 253 of the DGCL, the stockholder seeking appraisal rights need not file an objection with the Company nor vote against the Merger, but need only demand in writing to be paid the cash value of such shares as of the day before the merger certificate is filed with the secretary of state. A person who is a beneficial owner, but not a registered owner, of shares who wishes to exercise the rights of a dissenting stockholder under the DGCL cannot do so in his own name and should have the record ownership of the shares transferred to his name or instruct the record owner thereof to take all required action to comply on his behalf with the procedures under Section 262 of the DGCL.

Any stockholder of record contemplating exercising appraisal rights is urged to review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights thereunder. Appraisal rights will be lost if the procedural requirements of Section 262 are not fully satisfied.

Appraisal rights cannot be exercised at this time. In connection with the merger, the Company will provide additional information to the holders of shares of Company Common Stock concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Offeror of a Premerger Notification and Report Form with respect to the Offer, unless Offeror receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Offeror’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of shares of Company Common Stock acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Offeror or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Offeror will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not theretofore purchased pursuant to the Offer.

Short-Form Merger Provisions. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of the Company’s stockholders.

Item 9. Exhibits.

The following exhibits are filed with this statement.

Exhibit No.	Description

(a)(2)	Offer to Purchase, dated January 6, 2006, as amended by Amendment No. 1 to the Schedule TO, dated January 13, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of NPSP Acquisition Corp., filed on January 6, 2006, and Amendment No. 1 to the Schedule TO, filed on January 13, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FOX & HOUND RESTAURANT GROUP

By:	/S/ JAMES K. ZIELKE
James K. Zielke Chief Financial Officer, Secretary and Treasurer

Dated: January 20, 2006